Exhibit 99.2

ASML - Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,
	March 27, 2005	April 2, 2006
(Amounts in thousands EUR except per share data)

Net system sales	632,135	553,101
Net service sales	52,545	76,289
Net sales	684,680	629,390

Cost of sales	410,566	377,769
Gross profit on sales	274,114	251,621

Research and development costs	84,971	93,057
Research and development credits	(5,472)	(6,046)
Selling, general and administrative expenses	50,761	50,267
Total expenses	130,260	137,278

Operating income	143,854	114,343
Interest expense, net	(4,601)	(4,376)

Income before income taxes	139,253	109,967
Provision for income taxes	(38,991)	(29,933)
Net income	100,262	80,034

Basic net income per ordinary share	0.21	0.17
Diluted net income per ordinary share	0.20 [2]	0.16 [3]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	483,787	484,984
Diluted	542,348 [2]	545,732 [3]

1.)	Except balance sheet data as of December 31, 2005, all figures are unaudited.
2.)

The calculation of the diluted net income per ordinary share in this period does not assume conversion of ASML’s outstanding Convertible Subordinated Notes, as such conversions would have an anti-dilutive effect.

3.)

The calculation of diluted net income per ordinary share in this period assumes conversion of ASML’s 5.50 percent Subordinated Notes due 2010 and ASML’s 5.75 percent Subordinated Notes due 2006, as such conversions would have a dilutive effect (57,388(000) weighted average equivalent number of ordinary shares).

ASML - Ratios and Other Data1

	Three months ended,
	March 27, 2005	April 2, 2006

Gross profit on sales as a % of net sales	40.0	40.0
Operating income as a % of net sales	21.0	18.2
Net income as a % of net sales	14.6	12.7
Shareholders’ equity as a % of total assets	44.3	47.3
Income taxes as a % of income before income taxes	28.0	27.2
Sales of new systems (units)	50	39
Sales of used systems (units)	9	12
Sales of systems total (units)	59	51
Backlog new systems (units)	92	94
Backlog used systems (units)	15	12
Backlog systems total (units)	107	106
Net bookings new systems (units)	23	47
Net bookings used systems (units)	12	15
Net bookings total (units)	35	62
Number of employees	5,038	5,088

ASML - Summary U.S. GAAP Consolidated Balance Sheets1

	March 27,	June 26,	Sep 25,	Dec 31,		April 2,
	2005	2005	2005	2005		2006
(Amounts in thousands EUR)

ASSETS
Cash and cash equivalents	1,319,651	1,544,078	1,699,763	1,904,609		1,671,065
Accounts receivable, net	483,898	485,352	403,489	302,572		447,401
Inventories, net	728,378	695,330	653,098	777,200		940,423
Other current assets	223,768	211,583	210,705	221,438		208,007
Total current assets	2,755,695	2,936,343	2,967,055	3,205,819		3,266,896

Deferred tax asset	210,818	206,641	195,969	206,884		201,649
Other assets	41,267	40,907	45,831	39,796		38,919
Intangible assets	29,772	27,726	25,680	24,943		23,197
Property, plant and equipment	310,316	306,919	292,799	278,581		278,114
Total assets	3,347,868	3,518,536	3,527,334	3,756,023		3,808,775

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	765,668	776,786	765,464	1,419,983	[4]	1,385,057
Convertible subordinated bonds	825,041	858,298	855,857	380,238	[4]	380,039
Long term debt and deferred liabilities	274,498	292,942	269,246	243,965		243,285
Shareholders’ equity	1,482,661	1,590,510	1,636,767	1,711,837		1,800,394
Total liabilities and Shareholders’ equity	3,347,868	3,518,536	3,527,334	3,756,023		3,808,775

4.)

Current liabilities include as of December 31, 2005 USD 575 million principal amount of ASML’s 5.75 percent Convertible Subordinated Notes due October 15, 2006. In previous period ends, this was presented under convertible subordinated bonds.

ASML - Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,
	March 27, 2005	April 2, 2006
(Amounts in thousands EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	100,262	80,034
Depreciation and amortization	22,367	22,118
Change in tax assets and liabilities	38,353	(53,550	) [5]
Change in assets and liabilities	(57,120)	(267,638)
Net cash provided (used) by operating activities	103,862	(219,036)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(22,756)	(16,919)
Disposals	1,510	693
Net cash used in investing activities	(21,246)	(16,226)

Net cash provided (used) by operating and investing activities	82,616	(235,262)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(282)	(310)
Proceeds from share issuance	2,250	7,858
Net cash provided by financing activities	1,968	7,548
Net cash flow	84,584	(227,714)
Effect of changes in exchange rates on cash	6,937	(5,830)
Net increase in cash and cash equivalents	91,521	(233,544)

5.)	Including payment of EUR 79 Million for prior year taxes.

ASML - Quarterly Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,
	March 27,	June 26,	Sep 25,	Dec 31,	April 2,
	2005	2005	2005	2005	2006
(Amounts in millions EUR)

Net system sales	632.1	680.6	459.0	456.0	553.1
Net service sales	52.6	82.7	74.2	91.8	76.3
Net sales	684.7	763.3	533.2	547.8	629.4

Cost of sales	410.6	464.6	336.0	343.7	377.8
Gross profit on sales	274.1	298.7	197.2	204.1	251.6

Research and development costs, net of credits	79.4	82.2	80.0	82.2	87.0
Selling, general and administrative expenses	50.8	54.9	48.2	47.3	50.3
Total expenses	130.2	137.1	128.2	129.5	137.3

Operating income	143.9	161.6	69.0	74.6	114.3
Interest income (expense), net	(4.6)	(3.8)	(3.9)	(1.8)	(4.3)
Income before income taxes	139.3	157.8	65.1	72.8	110.0
Provision for income taxes	(39.0)	(46.0)	(17.3)	(21.2)	(30.0)
Net income	100.3	111.8	47.8	51.6	80.0

ASML - Quarterly Summary Ratios and other data1

	Three months ended,
	March 27,	June 26,	Sep 25,	Dec 31,	April 2,
	2005	2005	2005	2005	2006

Gross profit on sales as a % of net sales	40.0	39.1	37.0	37.3	40,0
Operating income as a % of net sales	21.0	21.2	12.9	13.6	18.2
Net income as a % of net sales	14.6	14.6	9.0	9.4	12.7
Shareholders’ equity as a % of total assets	44.3	45.2	46.4	45.6	47.3
Income taxes as a % of income before income taxes	28.0	29.2	26.6	29.1	27.2
Sales of new systems (units)	50	44	28	34	39
Sales of used systems (units)	9	7	11	13	12
Sales of systems total (units)	59	51	39	47	51
Backlog new systems (units)	92	67	77	86	94
Backlog used systems (units)	15	13	10	9	12
Backlog systems total (units)	107	80	87	95	106
Value of backlog new systems (EUR million)	1,316	935	1,216	1,411	1,560
Value of backlog used systems (EUR million)	61	52	29	23	36
Value of backlog systems total (EUR million)	1,377	987	1,245	1,434	1,596
Net bookings new systems (units)	23	19	38	43	47
Net bookings used systems (units)	12	5	8	12	15
Net bookings total (units)	35	24	46	55	62
Number of employees	5,038	5,032	5,014	5,055	5,088

ASML - Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation

ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).

Principles of consolidation

The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and revenue recognition from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.

The fair value of installation services provided to customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Stock options

On January 1, 2006 ASML implemented the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payments” (SFAS 123(R)), using the modified prospective transition method. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards. Using the modified prospective transition method of adopting SFAS 123(R), ASML began recognizing compensation expense for equity-based awards granted after January 1, 2006 plus unvested awards granted prior to January 1, 2006. Under this method of implementation, no restatement of prior periods has been made.

Prior to January 1, 2006, ASML measured compensation expense for its stock option plans using the intrinsic value method under APB 25 and related interpretations. As the exercise price of all options granted under these plans was not below the fair market price of the underlying common stock on the grant date, no compensation expense was recognized in the consolidated condensed statements of operations under the intrinsic value method.

ASML – Reconciliation U.S. GAAP – IFRS1

Net income	Three months ended,
	March 27, 2005	April 2, 2006
(Amounts in thousands EUR)
Net income under U.S. GAAP	100,262	80,034
Share Based Payments (see Note 1)	(5,866)	309
Capitalization of development costs (see Note 2)	11,036	12,186
Convertible bonds (see Note 3)	(4,487)	(7,690)
Net income under IFRS	100,945	84,839

Shareholders’ Equity
	March 27,	June 26,	Sep 25,	Dec 31,	April 2,
	2005	2005	2005	2005	2006
(Amounts in thousands EUR)
Shareholders’ equity under U.S. GAAP	1,482,661	1,590,510	1,636,767	1,711,837	1,800,394
Share Based Payments (see Note 1)	2,152	2,325	2,492	2,100	2,460
Capitalization of development costs (see Note 2)	11,035	28,628	41,310	51,815	64,002
Convertible subordinated bonds (see Note 3)	71,750	67,160	60,203	55,219	47,529
Shareholders’ equity under IFRS	1,567,598	1,688,623	1,740,772	1,820,971	1,914,385

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Share-based Payments

Under IFRS, ASML applies IFRS 2, “Share-based payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, until December 31,2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provides pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for stock based compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Accounting for Stock-Based Compensation” which is a revision of SFAS No.123. Under SFAS No. 123(R) ASML records as an expense the fair value of its share based payments granted after January 1,2006 and unvested share based payments granted prior to January 1, 2006.

Note 2 Capitalization of development expenditures

Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes

Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes. The equity component relates to the grant of a conversion option to shares to the holder of the bond.

The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges.

Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

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